EXHIBIT 99.1

MAG Silver Reports Fourth Quarter Production From Juanicipio

VANCOUVER, British Columbia, Jan. 25, 2023 (GLOBE NEWSWIRE) -- MAG Silver Corp. (TSX / NYSE American: MAG) (“MAG” or “MAG Silver”) reports production from the Juanicipio Project (56% / 44% Fresnillo plc (“Fresnillo”) and MAG, respectively) for the fourth quarter (“Q4”) ending December 31, 2022 and full year 2022. As reported to MAG by the project operator Fresnillo, 165,786 tonnes of mineralized material from both underground development and initial stopes were processed during the three months ended December 31, 2022 at an average silver head grade of 415 grams per tonne (“g/t”). For the year ended December 31, 2022, a total of 646,148 tonnes of mineralized material were processed at an average silver head grade of 520 g/t.

Total Juanicipio production for Q4 and 2022, based on provisional estimates before offtake agreement adjustments, totaled 1,861 koz of silver and 5,380 gold ounces, and 9,250 koz of silver and 22,253 gold ounces, respectively. The associated lead and zinc production will be reported with MAG Silver’s year end filings.

The Juanicipio beneficiation plant, which was recently energized with the connection to the national power grid, has commenced commissioning and full-scale ramp up of milling activities. The operation remains on track to reach nameplate production mid-to-late 2023. During this ramp-up period, excess mineralized material from Juanicipio continues to be processed through the nearby Saucito and Fresnillo beneficiation plants (100% owned by Fresnillo).

“We are excited to begin the new year marching towards ramp-up to nameplate throughput of 4,000 tonnes per day after fully connecting to the national power grid in December,” said George Paspalas, MAG Silver’s President and CEO. “The opportunity to run high-grade material through our world class processing facility will set the stage for MAG becoming a top tier silver producer, focused on cash flow generation and return on capital invested.”

Qualified Persons: Dr. Peter Megaw, Ph.D., C.P.G., has acted as the Qualified Person as defined in National Instrument 43-101 for this disclosure and supervised the preparation of the technical information in this release. Dr. Megaw has a Ph.D. in geology and more than 38 years of relevant experience focused on ore deposit exploration worldwide. He is a Certified Professional Geologist (CPG 10227) by the American Institute of Professional Geologists and an Arizona Registered Geologist (ARG 21613). Dr. Megaw is not independent as he is Chief Exploration Officer and a Shareholder of MAG.

About MAG Silver Corp. (www.magsilver.com)

MAG Silver Corp. is a growth-oriented Canadian development and exploration company focused on becoming a top-tier primary silver mining company by exploring and advancing high-grade, district scale, precious metals projects in the Americas. Its principal focus and asset is the Juanicipio Project (44%), being developed with Fresnillo Plc (56%), the operator. The project is located in the Fresnillo Silver Trend in Mexico, the world's premier silver mining camp, where the operator is currently advancing underground mine development and commissioning a 4,000 tonnes per day processing plant. Underground mine production of mineralized development material commenced in Q3 2020, and an expanded exploration program is in place targeting multiple highly prospective targets at Juanicipio. MAG is also executing multi-phase exploration programs at the Deer Trail 100% earn-in Project in Utah and the recently acquired Larder Project, located in the historically prolific Abitibi region of Canada.

Neither the Toronto Stock Exchange nor the NYSE American has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address our expectations with respect to the timing and success of commissioning activities and the full-scale ramp up of milling activities, provisional estimates relating to production at Juanicipio for Q4 and 2022, processing rates of development materials, future mineral production, and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, impacts (both direct and indirect) of COVID-19, timing of receipt of required permits, changes in applicable laws, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the MAG Silver’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward-looking statement will come to pass, and investors should not place undue reliance upon forward-looking statements.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov.

For further information on behalf of MAG Silver Corp.
Contact Michael J. Curlook, VP Investor Relations and Communications

Phone: (604) 630-1399
Website: www.magsilver.com
Toll Free: (866) 630-1399
Email: info@magsilver.com